Terms of the Notes

The Contingent Income Auto- Callable Yield Notes Linked to the Least Performing of the S&P 500® Index and the Energy Select Sector SPDR® Fund (the "Notes") provide a quarterly Contingent Coupon Payment of at least $17.50 (set on the pricing date) on the applicable Contingent Payment Date if, on the related quarterly Observation Date, the Observation Value of each Underlying is greater than or equal to its Coupon Barrier. Beginning on June 2020, if the Observation Value of **each** Underlying is greater than or equal to its Starting Value on the relevant Observation Date occurring each quarter, the Notes will be automatically called, in whole but not in part, at an amount equal to 100% of the principal amount, together with the relevant Contingent Coupon Payment, if payable. No further amounts will be payable following an Automatic Call. If the Notes are not automatically called, at maturity you will receive the Redemption Amount, calculated as described under "Redemption Amount Determination".

Issuer:	BofA Finance LLC ("BofA Finance")
Guarantor:	Bank of America Corporation ("BAC")
Term:	Approximately 5 years, unless previously called.
Underlyings:	The S&P 500® Index and the Energy Select Sector SPDR® Fund
Pricing and Issue Dates*:	December 16, 2019 and December 19, 2019, respectively
Observation Dates†*:	Please see the Preliminary Pricing Supplement for further details.
Coupon Barrier:	For each Underlying, 70% of its Starting Value.
Threshold Value:	For each Underlying, 55% of its Starting Value.
Contingent Coupon Payment*:	If, on any quarterly Observation Date, the Observation Value of each Underlying is greater than or equal to its Coupon Barrier, we will pay a Contingent Coupon Payment of at least $17.50 per $1,000 in principal amount of Notes (equal to a rate of at least 1.75% per quarter or at least 7.00% per annum) on the applicable Contingent Payment Date (including the Maturity Date). The actual Contingent Coupon Payment will be determined on the pricing date.
Automatic Call:	Beginning in June 2020, all (but not less than all) of the Notes will be automatically called if the Observation Value of each Underlying is greater than or equal to its Starting Value on the relevant Observation Date occurring each quarter. If the Notes are automatically called the Early Redemption Amount will be paid on the applicable Contingent Payment Date.
Early Redemption Amount:	For each $1,000 principal amount of Notes, $1,000 plus the applicable Contingent Coupon Payment.
Initial Estimated Value Range:	$935-$965 per Note.
Underwriting Discount:*	$32.50 (3.25% of the public offering price) per Note.
CUSIP:	09709TYJ4
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000089109219013504/e7691-424b2.htm

* Subject to change prior to the Pricing Date.

† Subject to adjustment. Please see the Preliminary Pricing Supplement for further details.

Redemption Amount Determination

(assuming the Notes have not been called)

Is the Ending Value of the Least Performing Underlying greater than or equal to its Threshold Value?

Yes

You will receive per $1,000 Note:

$1,000. In addition, if the Ending Value of the Least Performing Underlying is greater than or equal to its Coupon Barrier, then you will receive the final Contingent Coupon Payment.

No

You will receive per $1,000 Note: $1,000 + ($1,000 x Underlying Return of the Least Performing Underlying)

In this case the Redemption Amount will be less than 55% of the principal amount and could be zero.

Hypothetical Returns at Maturity

Underlying Return of the Least Performing Underlying	Redemption Amount per Note	Return on the Notes(1)
60.00%	$1,017.50(2)	1.75%
50.00%	$1,017.50	1.75%
40.00%	$1,017.50	1.75%
30.00%	$1,017.50	1.75%
20.00%	$1,017.50	1.75%
10.00%	$1,017.50	1.75%
5.00%	$1,017.50	1.75%
2.00%	$1,017.50	1.75%
0.00%	$1,017.50	1.75%
-10.00%	$1,017.50	1.75%
-20.00%	$1,017.50	1.75%
-30.00%(3)	$1,017.50	1.75%
-40.00%	$1,000.00	0.00%
-45.00%	$1,000.000	0.00%
-50.00%	$500.000	-50.00%
-100.00%	$0.00	-100.00%

(1) The "Return on the Notes" is calculated based on the Redemption Amount and potential final Contingent Coupon Payment (assuming the midpoint of the Contingent Coupon Payment Range), not including any Contingent Coupon Payments paid prior to maturity.

(2) This amount represents the sum of the principal amount and the final Contingent Coupon Payment.

(3) This is the Underlying Return which corresponds to the Coupon Barrier of the Least Performing Underlying.

(4) This is the Underlying Return which corresponds to the Threshold Value of the Least Performing Underlying.

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??
BofA??Finance??LLC
Contingent??Income??Auto-Callable??Yield??Notes??
Fully??and??Unconditionally??Guaranteed??by??Bank??of??America??Corporation
Bank??of??America??????
??
Filed??pursuant??to??Rule??433??
Registration??Statement??No??333-213265
Risk??Factors??
?? Your??investment??may??result??in??a??loss;??there??is??no??guaranteed??return??of??principal.????
?? Your??return??on??the??Notes??is??limited??to??the??return??represented??by??the??Contingent??Coupon??
Payments,??if??any,??over??the??term??of??the??Notes??
?? The??Notes??are??subject??to??a??potential??Automatic??Call,??which??would??limit??your??ability??to??receive??the??
Contingent??Coupon??Payments??over??the??full??term??of??the??Notes.????
?? You??may??not??receive??any??Contingent??Coupon??Payments??and??the??Notes??do??not??provide??for??any??
regular??fixed??coupon??payments.????
?? Your??return??on??the??Notes??may??be??less??than??the??yield??on??a??conventional??debt??security??of??
comparable??maturity.????
?? Any??payments??on??the??Notes??are??subject??to??the??credit??risk??of??BofA??Finance??and??the??Guarantor,??and??
actual??or??perceived??changes??in??BofA??Finance??or??the??Guarantor’s??creditworthiness??are??expected??to??
affect??the??value??of??the??Notes.????
?? The??public??offering??price??you??pay??for??the??Notes??will??exceed??their??initial??estimated??value.??
?? We??cannot??assure??you??that??a??trading??market??for??your??Notes??will??ever??develop??or??be??maintained.????
?? The??Contingent??Coupon??Payment,??Early??Redemption??Amount??or??Redemption??Amount,??as??
applicable,??will??not??reflect??the??levels??of??the??Underlyings??other??than??on??the??Observation??Dates??or??
the??Valuation??Date,??as??applicable.????
?? Because??the??Notes??are??linked??to??the??least??performing??(and??not??the??average??performance)??of??the??
Underlyings,??you??may??not??receive??any??return??on??the??Notes??and??may??lose??some??or??all??of??your??
principal??amount??even??if??the??Observation??Value??or??Ending??Value??of??one??Underlying??Stock??is??always??
greater??than??or??equal??to??its??Coupon??Barrier??or??its??Threshold??Value,??as??applicable.????
?? The??stocks??held??by??the??XLE??are??concentrated??in??one??sector.????
?? The??anti-dilution??adjustments??will??be??limited??
?? The??performance??of??the??XLE??may??not??correlate??with??the??performance??of??its??underlying??index??as??
well??as??the??net??asset??value??per??share??of??the??XLE,??especially??during??periods??of??market??volatility.??
??
??????????????????????????
You??may??revoke??your??offer??to??purchase??the??Notes??at??any??time??prior??to??the??time??at??which??we??accept??such??offer??on??the??date??the??Notes??are??priced.??We??reserve??the??right??to??change??the??terms??of,??or??reject??any??offer??to??purchase,??the??Notes??prior??to??
their??issuance.??In??the??event??of??any??changes??to??the??terms??of??the??Notes,??we??will??notify??you??and??you??will??be??asked??to??accept??such??changes??in??connection??with??your??purchase.??You??may??also??choose??to??reject??such??changes??in??which??case??we??may??reject??
your??offer??to??purchase.????
Please??see??the??Preliminary??Pricing??Supplement??for??complete??product??disclosure,??including??related??risks??and??tax??disclosure.??
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This??fact??sheet??is??a??summary??of??the??terms??of??the??Notes??and??factors??that??you??should??consider??before??deciding??to??invest??in??the??Notes.??BofA??Finance??has??filed??a??registration??statement??(including??preliminary??pricing??supplement,??product??
supplement,??prospectus??supplement??and??prospectus)??with??the??Securities??and??Exchange??Commission,??or??SEC,??for??the??offering??to??which??this??fact??sheet??relates.??Before??you??invest,??you??should??read??this??fact??sheet??together??with??the??Preliminary??
Pricing??Supplement??dated??December??6,??2019,??Product??Supplement??EQUITY-1??dated??January??24,??2017??and??Prospectus??Supplement??and??Prospectus??dated??November??4,??2016??to??understand??fully??the??terms??of??the??Notes??and??other??considerations??
that??are??important??in??making??a??decision??about??investing??in??the??Notes.??If??the??terms??described??in??the??applicable??Preliminary??Pricing??Supplement??are??inconsistent??with??those??described??herein,??the??terms??described??in??the??applicable??Preliminary??
Pricing??Supplement??will??control.??You??may??get??these??documents??without??cost??by??visiting??EDGAR??on??the??SEC??Web??site??at??sec.gov??or??by??clicking??on??the??hyperlinks??to??each??of??the??respective??documents??incorporated??by??reference??in??the??Preliminary??
Pricing??Supplement.??Alternatively,??BofA??Finance,??any??agent??or??any??dealer??participating??in??this??offering??will??arrange??to??send??you??the??Preliminary??Pricing??Supplement,??Product??Supplement??EQUITY-1??and??Prospectus??Supplement??and??Prospectus??if??
you??so??request??by??calling??toll-free??at??1-800-294-1322.??